UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Arcos Dorados Holdings Inc.
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G0457F107
(CUSIP Number)

Ms. Annette Franqui Forrestal Capital Limited Company 1450 Brickell Avenue Suite 2530 Miami, FL 33131 (305)-961-2853
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0457F107
1.	Names of Reporting Persons. Woods Staton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 131,534 Class A Shares*
	8.	Shared Voting Power 7,698,563 Class A Shares†
	9.	Sole Dispositive Power 131,534 Class A Shares*
	10.	Shared Dispositive Power 7,698,563 Class A Shares†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,830,097 Class A Shares*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.32% Class A Shares
14.	Type of Reporting Person (See Instructions) IN, HC

* Includes 131,484 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of this filing. Excludes 169,058 restricted share units granted to Mr. Staton that are unvested and will not vest within 60 days of this filing. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B Shares. The Class A Shares are entitled to one vote per share and the Class B Shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B Shares, Los Laureles Ltd. currently owns approximately 39.29% of the economic interests of the Issuer and approximately 76.39% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 6.32% of the Class A Shares, Mr. Staton owns 43.14% of the economic interests of the Issuer and 77.84% of its voting interests.

† As further described in Item 6, all of these Class A Shares have been pledged in connection with a financing transaction and 1,000,000 of such pledged Class A Shares are subject to a cash settled put.

CUSIP No.	G0457F107
1.	Names of Reporting Persons. Chablais Investments S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 Class A Shares
	8.	Shared Voting Power 7,698,563 Class A Shares†
	9.	Sole Dispositive Power 0 Class A Shares
	10.	Shared Dispositive Power 7,698,563 Class A Shares†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,563 Class A Shares†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.23% of Class A Shares
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Class A Shares, no par value per share (the “Class A Shares”), of Arcos Dorados Holdings Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Dr. Luis Bonavita 1294, Piso 5, Cp 11300 Montevideo, Uruguay.

† As further described in Item 6, all of these Class A Shares have been pledged in connection with a financing transaction and 1,000,000 of such pledged Class A Shares are subject to a cash settled put.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of each of (i) Mr. Woods Staton (“Mr. Staton”) and (ii) Chablais Investments S.A., a corporation organized under the laws of the British Virgin Islands (“Chablais” and, together with Mr. Staton, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

Mr. Staton beneficially owns 7,830,097 Class A Shares through direct and indirect ownership. Mr. Staton is the Issuer’s Executive Chairman and was the Issuer’s CEO from 2007 through October 2015. Mr. Staton is the beneficial owner of Los Laureles Ltd., the Issuer’s controlling shareholder. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B shares, no par value per share (the “Class B Shares”). The Class A Shares are entitled to one vote per share and the Class B Shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B Shares, Los Laureles Ltd. currently owns approximately 39.29% of the economic interests of the Issuer and approximately 76.39% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 6.32% of the Class A Shares, Mr. Staton owns 43.14% of the economic interests of the Issuer and 77.84% of its voting interests.

Chablais is the record owner of 7,698,563 Class A Shares. Mr. Staton indirectly controls Chablais and exercises control over its investment decisions. Due to his relationship with Chablais, Mr. Staton may be deemed to have shared voting and investment power with respect to the Class A Shares owned by Chablais. Chablais has pledged all of the 7,698,563 Class A Shares owned by it for the benefit of JPMorgan Chase Bank, N.A., in connection with a financing transaction, and has entered into a cash-settled put transaction with respect to 1,000,000 of these pledged Class A Shares.

(b) The address of Mr. Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500.

The address of the principal office of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI. The (i) name, business address, present principal occupation or employment, principal business address of his or her employer and citizenship of each director and controlling person of Chablais that is a natural person and the (ii) name, place of organization, principal business and address of principal office of each director and controlling person of Chablais that is an entity are set forth on Schedule A.

(c) Mr. Staton controls Chablais and is the Issuer’s Executive Chairman.

The principal business of Chablais is to pursue investments.

(d) During the last five years, none of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Staton is a Colombian national.

The place of organization of Chablais is British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 7,830,097 Class A Shares as detailed in Item 5. Mr. Staton holds 131,484 stock options that are exercisable within 60 days of this filing. Chablais is the record owner of 7,698,563 Class A Shares, 3,182,424 of which were acquired in connection with the Issuer’s initial public offering in the United States in 2011 (“IPO”) and 4,516,139 of which were acquired in various open market transactions since the IPO or by Mr. Staton as compensation for his role as Executive Chairman and, previously, CEO of the Issuer and subsequently transferred to Chablais.

The aggregate purchase price for all Class A Shares deemed to be owned by the Reporting Persons, excluding the Class A Shares granted to Mr. Staton as part of his compensation from the Issuer, was $84,082,368.37. Such aggregate purchase price was funded with personal funds by Mr. Staton and working capital of Chablais, and was paid in connection with the various open market transactions used to acquire the Class A Shares from 2011 to 2019.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Class A Shares for investment purposes. The Reporting Persons, including Mr. Staton, participate, and intend to continue participating, directly and indirectly, in the management of the Issuer through representation on the Issuer’s board of directors. For further information see Item 2 hereof.

None of the persons listed on Schedule A attached hereto beneficially owns, as of May 24, 2019, any Class A Shares of the Issuer.

The Reporting Persons, and, to the best of the Reporting Persons’ knowledge, each of the persons listed on Schedule A attached hereto, intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Except as set forth in this Statement, none of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Staton has acquired, or has been granted, and, for the purpose of Rule 13d-3 of the Exchange Act, beneficially owns, as of May 24, 2019, 7,830,097 Class A Shares, representing approximately 6.32% of the outstanding Class A Shares of the Issuer. Of these shares, 131,484 represent shares that Mr. Staton has a right to acquire through his exercise of stock options that are exercisable within 60 days of this filing. These amounts exclude 169,058 unvested restricted share units held by Mr. Staton, which provide him the right to receive one Class A Share per unit upon vesting. These amounts also include the Class A Shares that Mr. Staton beneficially owns through Chablais. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B Shares. The Class A Shares are entitled to one vote per share and the Class B Shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B Shares, Los Laureles Ltd. currently owns approximately 39.29% of the economic interests of the Issuer and approximately 76.39% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 6.32% of the Class A Shares, Mr. Staton owns 43.14% of the economic interests of the Issuer and 77.84% of its voting interests.

Chablais has acquired and, for the purpose of Rule 13d-3 of the Exchange Act, beneficially owns, as of May 24, 2019, 7,698,563 Class A Shares, representing approximately 6.23% of the outstanding Class A Shares of the Issuer.

None of the persons listed on Schedule A attached hereto beneficially owns, as of May 24, 2019, any Class A Shares of the Issuer.

The percentages reported herein for Mr. Staton’s holdings are based on the 123,608,999 Class A Shares outstanding as of April 26, 2019 plus the 131,484 Class A Shares Mr. Staton has a right to acquire through his exercise of stock options and the 169,058 restricted share units he holds for a total of 123,909,541 Class A Shares. All other percentages are based only on the 123,608,999 Class A Shares outstanding as of April 26, 2019.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Class A Shares.

(b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Mr. Staton	131,534	7,698,563	7,830,097	6.32%*
Chablais	0	7,698,563	7,698,563	6.23%**

* Based on 123,608,999 Class A Shares outstanding as of April 26, 2019 plus the 131,484 Class A Shares Mr. Staton has a right to acquire through his exercise of stock options and the 169,058 unvested restricted share units. Each restricted share unit represents the right to receive one Class A Share when vested.

** Based on 123,608,999 Class A Shares outstanding as of April 26, 2019.

(c)       Other than as described in Item 6 below, none of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has effected any transactions involving the Class A Shares in the 60 days prior to the date hereof.

(d)       Inapplicable.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 31, 2017, Chablais pledged an aggregate of 6,985,223 Class A Shares for the benefit of JPMorgan Chase Bank, N.A., in connection with a financing transaction. In May 2018, Chablais bought an additional 300,994 Class A Shares, which were also pledged in connection the same financing transaction. In October 2018, 250,000 Class A Shares that had been purchased by Mr. Staton personally and 162,346 vested restricted share units in Mr. Staton’s name were transferred to Chablais to be pledged in connection with the same financing transaction. As a result of the foregoing, as of the date hereof, Chablais has pledged 7,698,563 Class A Shares in connection with such financing transaction. Chablais retains all voting rights and rights to economic interest in the pledged Class A Shares in the absence of an event of default under the financing agreements.

On April 12, 2019, Chablais entered into a cash-settled put transaction with respect to 1,000,000 of such pledged Class A Shares. Because the put is cash-settled, Chablais retains all voting rights and rights to economic interest in such Class A Shares. The foregoing summary of the cash-settled put does not purpose to be complete and is qualified in its entirety by reference to the Trade Confirmation, dated April 12, 2019, filed herewith as Exhibit 7.2.

Item 7. Materials to be Filed as Exhibits

Exhibit 7.1: Amended and Restated Joint Filing Agreement, dated May 24, 2019 (filed herewith).

Exhibit 7.2: Trade Confirmation, dated April 12, 2019 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2019

WOODS STATON

By:	/s/ Woods Staton
	Name:	Woods Staton

CHABLAIS INVESTMENTS S.A.

By:	/s/ Baraterre Limited
	Name:	Baraterre Limited
	Title:	Authorized Signor for Director

By:	/s/ Tarpumbay Limited
	Name:	Tarpumbay Limited
	Title:	Authorized Signor for Director